CORNERSTONE THERAPEUTICS INC.
1255 Crescent Green Drive, Suite 250
Cary, NC 27518
VIA EDGAR SUBMISSION
                January 24, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Cornerstone Therapeutics Inc. Form 10-K for the year ended December 31, 2009 Filed March 4, 2010 File No. 000-50767
Dear Mr. Rosenberg:
     Set forth below is our response to the comment contained in your letter dated January 7, 2011 regarding the Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) filed by Cornerstone Therapeutics Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comment from your letter in bold with the Company’s response set forth immediately below.
Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Segment and Geographic Information, page 94
1.	You state in your response to comment three that you concluded that the launch of Curosurf, which resulted in the spread of adjusted gross margin between the branded and generic products to increase to 12 percentage points did not adversely impact your determination of reportable segments. Please explain why you believe this 12 percentage point spread in adjusted gross margin does not impact your determination to aggregate your two operating segments. In this regard, please quantify the magnitude on adjusted gross margin of your Curosurf launch activities in 2009 and demonstrate how you expect your adjusted gross margins to be similar going forward.
COMPANY RESPONSE:
     As noted in the Company’s previous response, the Company performed and documented its identification of operating segments and rationale for aggregation into one reportable segment during its year-end closing process for the year ended December 31, 2009. In determining whether its segments should be aggregated for purposes of reporting, the Company considered the guidance provided in ASC 280, with careful consideration of the aggregation criteria and

Mr. Jim B. Rosenberg
January 24, 2011

quantitative qualifications as set forth in ASC 280-10-50-11 and ASC 280-10-50-12, respectively, and determined that it was appropriate to aggregate its prescription branded pharmaceuticals and prescription generic pharmaceuticals segments into one reportable segment for 2009.
     In accordance with ASC 280-10-50-11, two or more operating segments may be aggregated into a single operating segment for reporting purposes, even if individually material, if (1) aggregation is consistent with the objective and basic principles of ASC 280 (i.e. aggregation helps users better understand the company’s performance and assess its prospects for future cash flows); (2) the operating segments have similar economic characteristics (e.g. comparable long-term average gross margins); and (3) if the segments are similar in each of the following five criteria: nature of products and services, nature of production processes, type or class of customer, methods used to distribute their products and provide their services, and, if applicable, the nature of the regulatory environment. The Company’s prior responses have explained the Company’s application of each of these requirements to the facts and circumstances of the Company for the year ended December 31, 2009.
     In particular, as previously noted, the Company believes that adjusted gross margin (“AGM”), which the Company defines as gross margin less royalty expenses, is one of the appropriate comparators for each segment. The Company considered the fact that the difference in the branded and generic adjusted gross margins (AGMs) during 2009 was greater than the four-year historical average due to the launch of Curosurf in September 2009. The Company acquired the rights to Curosurf during the third quarter of 2009 and began promoting and selling Curosurf in September 2009. The Company therefore only had four months of economic performance to factor into its segment evaluation. The Company considered Curosurf’s impact on branded segment AGM in connection with its review, and noted that actual launch costs (i.e. sales and marketing costs) did not materially affect the calculation of the AGM. The Company further considered that the AGM spread of 12% between branded and generic segments for 2009 exceeded ten percentage points for the first time and considered how this would impact the Company’s ability to aggregate its two operating segments under the standards of ASC 280-10-50-11.
     In connection with its consideration of the AGM spread (including, in particular, the impact of Curosurf), the Company determined that there was substantial uncertainty surrounding the long-term effects that Curosurf might have on branded segment AGM and in relation to generic segment AGM when combined with other potential changes in product mix. The Company had announced in January 2010 that it intended to reduce its reliance on its generic products and that it planned to acquire additional branded products, including at least one acquisition during 2010. Because the Company’s AGM spread between branded and generic products had historically remained in a tight range and in light of uncertainty regarding the effect of anticipated changes in the Company’s product mix on AGM in each of the branded and generic segments, the Company determined that departing from its historical practice of aggregating the operating segments would not help users better understand its performance and

Mr. Jim B. Rosenberg
January 24, 2011

assess its prospects for future cash flows. Under the circumstances as then known, and particularly given the continued narrow spread between historical branded and generic AGMs, the Company believed that the two segments continued to exhibit long-term economic similarity and thus it was more helpful to users to continue reporting on an aggregated basis for 2009 rather than disaggregate in 2009 and then possibly return to aggregated reporting in 2010 once the uncertainty surrounding product mix was resolved.
     Finally, the Company examined its organizational and management processes to assess the extent to which each of its products was managed and evaluated in the same manner. Within its 2009 organizational structure, the Company noted that Curosurf was managed by the same senior managers as other products, and was assessed by the same metrics as other products, all of which supported the conclusion that it would not be inappropriate to consider all of the products within one aggregated reporting segment.
     Accordingly, when evaluating the aggregation of its operating segments in connection with preparing the 2009 Form 10-K, this combination of qualitative and quantitative factors led the Company to ultimately conclude that the difference in the two segments’ AGMs for 2009, while certainly important, did not in and of itself preclude the Company’s continuing to report on an aggregated basis where the Company reasonably believed that aggregated reporting for 2009, rather than disaggregated reporting, was consistent with the objective and basic principles of ASC 280-10-50-11 in light of considerable uncertainty regarding the effects of anticipated changes in product mix on segment AGMs.
     The Company acknowledges, however, the importance of reassessing its evaluation of segments on a periodic basis. During 2010, the Company considered on a quarterly basis whether any factors had changed that may impact its identification and aggregation of segments. In particular, the Company is currently assessing the potential impact of the following events on the appropriateness of its segment identification and aggregation:
1.	Discontinuation of manufacturing and distribution of marketed, unapproved products —

In August 2010, the Company announced that it would no longer manufacture and distribute its currently marketed unapproved products as of December 31, 2010. These products accounted for approximately 76% of net revenues for the Company’s generic operating segment. This decision was made as part of the Company’s intentional shift in focus away from its legacy products to its branded products.

2.	Voluntary withdrawal of three products containing propoxyphene —

In November 2010, the Company announced it was voluntarily removing three products containing propoxyphene from the U.S. market. The withdrawal was in response to the FDA’s consultation and subsequent agreement with Xanodyne

Mr. Jim B. Rosenberg
January 24, 2011

Pharmaceuticals, Inc. regarding the voluntary market withdrawal of the brand versions of propoxyphene; specifically, Darvon(R), Darvon-N(R), and Darvocet-N(R). Generic manufacturers of propoxyphene-containing products, which include the Company, were requested to voluntarily remove their products as well. Two of the Company’s three products withdrawn accounted for approximately 18% of net revenues for the Company’s generic operating segment.
     The discontinued products covered by these two actions accounted for 96% of the net revenues of the Company’s generic operating segment.
     In connection with the Company’s implementation of its strategy to focus on branded products (including the Company’s withdrawal of most of the products in its generic operating segment), the Company made certain changes in its management structure and internal business and management reporting. These changes included changes in the discrete financial information presented to and used by the Company’s chief operating decision maker, which resulted in the Company concluding under ASC 280 that it has only one operating segment. The sole operating segment now represents the Company sole reporting segment.
     Given the information available to the Company at the time it prepared the 2009 Form 10-K and its qualitative analysis performed during its segment evaluation, the Company respectfully submits that it appropriately aggregated its operating segments for 2009. In addition, given the changes in its product mix and reporting structure during 2010, the Company anticipates that it will only have one operating segment—and thus will not present disaggregated segment information—in its Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”). The Company again acknowledges to the Staff its obligations to reassess its evaluation of its segments on a periodic basis consistent with ASC 280 and confirms that it has conducted such a reassessment with respect to its 2010 Form 10-K and will continue to conduct such reassessments with respect to future filings with the Commission.
* * * * *
     If you have any further questions or comments, or if you require any additional information, please contact Andrew Powell, the Company’s Executive Vice President and General Counsel, by telephone at (919) 678-6524. Thank you for your assistance.

Very truly yours,
/s/ Craig A. Collard
Craig A. Collard
President, Chief Executive Officer and Interim Chief Financial Officer